SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                               GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   374276 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Jan D. Moehl
                            Getty Investments L.L.C.
                          1325 Airmotive Way, Suite 262
                             Reno, Nevada 89502-3420
                                 (702) 348-0111
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Mark J. Jenness
                            Getty Investments L.L.C.
                          1325 Airmotive Way, Suite 262
                             Reno, Nevada 89502-3420
                                 (702) 348-0111


                                November 22, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


MP\1tz705.DOC

--------------------------------------------

CUSIP No.    374276 10 3                                       13D
          --------------------------------
--------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Getty Investments L.L.C.
-------- -----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                                                               (a)    |_|
                                                                                                               (b)    |X|
-------- -----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                |_|
-------- -----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------ ------- -----------------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
      NUMBER OF SHARES                                                        9,620,043
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
------------------------------ ------- -----------------------------------------------------------------------------------------
                               8       SHARED VOTING POWER
                                                                              1,145,204
------------------------------ ------- -----------------------------------------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                                                              9,620,043
------------------------------ ------- -----------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                                                                  0
-------- -----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,765,247
-------- -----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                    |X|
-------- -----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.8%
-------- -----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------- -----------------------------------------------------------------------------------------------------------------------


                               Page 2 of 11 Pages

ITEM 1.              SECURITY AND ISSUER.

                     The class of equity securities to which this Amendment No. 1 to Schedule 13D (this "Amendment") relates is the shares of common stock, par value $0.01 per share ("Shares"), of Getty Images, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 701 N. 34th Street, Suite 400, Seattle, Washington 98103.

ITEM 2.              IDENTITY AND BACKGROUND.

                     This Amendment is being filed by Getty Investments L.L.C., a Delaware limited liability company ("Getty Investments") in connection with its purchase of 1,579,353 newly issued Shares from Issuer.

                     The principal offices of Getty Investments are located at 1325 Airmotive Way, Suite 262, Reno, Nevada 89502-3240. Getty Investments was formed with the objective of investing in Getty Communications plc ("Getty Communications"), a public limited company organized under the laws of England and Wales and the predecessor of Issuer. Through the transaction described in
Item 3 below, Getty Investments increased its existing investment in Issuer.

                     The members of Getty Investments are four Getty family trusts (the "Getty Trusts") and Transon Ltd., the successor in interest to 525 Investments Limited. The Getty Trusts are the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B and the Gordon P. Getty Family Trust. The Getty Trusts own, collectively, 89.29% of the membership interests of Getty Investments, with the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B and the Gordon P. Getty Family Trust owning 42.35%, 18.75%, 15.69% and 12.5%, respectively. The remaining 10.71% interest in Getty Investments is held by Transon Ltd.

                     Getty Investments is governed by the Restated Limited Liability Company Agreement, dated as of February 9, 1998 (the "Getty Investments Company Agreement"), among the Getty Trusts and 525 Investments Limited, as amended by an Agreement and Waiver, dated as of October 26, 1999. The Getty Investments Company Agreement provides that the board of directors of Getty Investments will consist of six directors. One director will be appointed by each of the four Getty Trusts. In addition, the members of Getty Investments agree to appoint one person nominated by each of the October 1993 Trust and Crediton Limited. The October 1993 Trust is a trust established by Mark H. Getty, the son of Sir J. P. Getty and Executive Chairman of Issuer and Chairman of Getty Investments. Mark H. Getty and his immediate family are the beneficiaries of the October 1993 Trust. The JD Klein Family Settlement, the successor in interest to Crediton Limited, is a trust established by Jonathan D. Klein, Chief Executive Officer of Issuer, for the benefit of himself and his immediate family.

                     Under the Getty Investments Company Agreement, the members of Getty Investments also agree to appoint the director nominated by the October 1993 Trust as the Chairman of Getty Investments. Mark H. Getty has been appointed a director and Chairman of Getty Investments on behalf of the October


                               Page 3 of 11 Pages

1993 Trust, and Jonathan D. Klein has been appointed a director of Getty Investments on behalf of the JD Klein Family Settlement.

                     Decisions at meetings of the board of directors of Getty Investments require a simple majority of the total number of directors, i.e., four directors. There are currently no voting arrangements whereby one member of Getty Investments can control a majority of the directors of the board of Getty Investments.

                     The directors and executive officers of Getty Investments are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

                     (i) name;

                     (ii) business address;

                     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                     (iv) citizenship.

                     During the last five years, neither Getty Investments nor any person named in Schedule I attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to include the following:

                     On November 22, 1999, Getty Investments acquired 1,579,353 Shares for $32 million in cash pursuant to the Subscription Agreement, dated as of October 26, 1999 (the "Subscription Agreement"), between Getty Investments and Issuer. The funds for the purchase of Shares pursuant to the Subscription Agreement were supplied to Getty Investments as capital contributions by certain of the members of Getty Investments.

ITEM 4.              PURPOSE OF TRANSACTION.

Item 4 is amended to include the following:

                     Getty Investments has acquired the Shares to which this Amendment relates for the purpose of making an investment in Issuer.



                               Page 4 of 11 Pages

                     Getty Investments from time to time intends to review its investment in Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Getty Investments will take such actions in the future as Getty Investments may deem appropriate in light of the circumstances existing from time to time. If Getty Investments believes that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, it may acquire Shares either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Getty Investments may determine to dispose of some or all of the Shares currently owned by Getty Investments or otherwise acquired by Getty Investments either in the open market or in privately negotiated transactions.

ITEM 5.              INTEREST IN SECURITIES OF ISSUER.

                     Based on the most recent information available to Getty Investments, Getty Investments is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which Getty Investments (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

                     The following individuals listed on Schedule I attached hereto, are beneficial owners of Shares, with respect to all of which Getty Investments disclaims beneficial ownership:

                     Mark H. Getty is the beneficial owner of 1,162,654 Shares, by virtue of his right to acquire, within sixty (60) days after the date of this Amendment, such Shares pursuant to the exercise of options outstanding under the Getty Images Stock Incentive Plan or the Getty Communications plc Executive Share Option Plan. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. Mark H. Getty may also be deemed to be the beneficial owner of 622,602 Shares held by Abacus (C.I.) Limited as Trustee of the October 1993 Trust.

                     Jonathan D. Klein is the beneficial owner of 900 Shares, as well as an additional 1,162,654 Shares by virtue of his right to acquire, within sixty (60) days after the date of this Amendment, such Shares pursuant to the exercise of options outstanding under the Getty Images Stock Incentive Plan or the Getty Communications plc Executive Share Option Plan. He has sole power to vote (or direct the vote of) and sole power to dispose (or direct the disposition of) all such Shares. Jonathan D. Klein may also be deemed to be the beneficial owner of 522,602 Shares held by Abacus Trust Company (Isle of Man) as Trustee of the JD Klein Family Settlement.


                               Page 5 of 11 Pages

                     Andrew S. Garb is the beneficial owner of 10,000 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

                     William A. Newsom is the beneficial owner of 1,000 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose (or direct the disposition of) all such Shares. During the past 60 days, he disposed of 2,000 additional Shares of which he was the beneficial owner.

                     Thomas E. Woodhouse is the beneficial owner of no Shares. During the past 60 days, he disposed of 2,500 Shares, such Shares constituting all of the Shares of which he was the beneficial owner.

                     Jan D. Moehl is the beneficial owner of 21,000 Shares. He has sole power to vote (or direct the vote of) and power to dispose of (or direct the disposition of) 10,000 of such Shares. He shares, with Kathleen W. Moehl, power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) 11,000 of such Shares. As described in Item 6 of the original Schedule 13D, Jan D. Moehl has pledged 10,000 Shares to the Trustees of the Cheyne Walk Trust as security for a five-year fully amortizing loan made to acquire such Shares.

                     Except as described herein, neither Getty Investments nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Item 6 is amended to include the following:

                     Getty Investments entered into the following agreements and arrangements in connection with the purchase of the Shares to which this Amendment relates. (The summaries below do not purport to be complete and are subject, and qualified in their entirety by reference, to all the terms and provisions contained within the actual agreements.)

A.         SUBSCRIPTION AGREEMENT

                     In the Subscription Agreement, Getty Investments agreed to subscribe for, and Issuer agreed to issue to Getty Investments, 1,579,353 Shares for an aggregate consideration of $32,000,000. The foregoing description of the Subscription Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 8.

B.         AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

                     In connection with the consummation of the purchase of the Shares to which this Amendment relates, Issuer and Getty Investments entered into the First Amendment to Registration Rights Agreement, dated as of November


                               Page 6 of 11 Pages

22, 1999, between Issuer and Getty Investments, whereby the Shares which are the subject of this Amendment were granted the benefits of the Getty Investments Registration Rights Agreement, which is described in the original Schedule 13D.

                     The foregoing description of the First Amendment to Registration Rights Agreement is qualified in its entirety by reference to such amendment, a copy of which is attached hereto as Exhibit 9.

C.         INDEMNITY AGREEMENT

                     In connection with the consummation of the purchase of the Shares to which this Amendment relates, Issuer, Getty Investments and the Investors named therein (collectively, with Getty Investments, the "Investors") entered into the Getty Investments Indemnity Agreement, dated as of November 22, 1999, whereby Issuer agreed to indemnify and hold harmless the Investors against any losses, claims, damages or liabilities to which the Investors may become subject, arising directly or indirectly out of any preliminary prospectus, prospectus, registration statement, circular and any amendment or supplement thereto (including any exhibits to any of the foregoing documents), filed, distributed or used at any time in connection with the offering, issuance and sale of Shares pursuant to a Registration Statement on Form S-3, as amended (Registration No. 333-88009), and a related Registration Statement on Form S-3 to register additional Shares pursuant to Rule 462(b) of the Securities Act of 1933, as amended (Registration No. 333-91097). Issuer further agreed to reimburse the Investors for any legal or other expenses reasonably incurred by the Investors in connection with investigating or defending any actual or threatened legal action, claim, proceeding or investigation in respect thereof as such expenses are incurred.

                     The foregoing description of the Indemnity Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 10.



ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

DESCRIPTION                                                                                               EXHIBIT NUMBER
-----------                                                                                               --------------
Subscription Agreement, dated February 9, 1998, by and between Getty Investments L.L.C. and                     1*
Getty Images, Inc.

Stockholders' Agreement, dated as of February 9, 1998, by and among (i) Getty Images, Inc., (ii)                2*
Getty Investments, L.L.C., Mark Getty, Jonathan Klein, Crediton Limited and the October 1993
Trust and (iii) PDI, L.L.C., Mark Torrance and Wade Torrance


                               Page 7 of 11 Pages

The Restated Getty Parties' Shareholders Agreement, dated as of February 9, 1998, among Getty                   3*
Investments L.L.C., Abacus (C.I.) Ltd. as the Trustee of the October 1993 Trust, Crediton
Limited, Mark H. Getty and Jonathan D. Klein

Registration Rights Agreement, dated February 9, 1998, between Getty Images, Inc. and Getty                     4*
Investments L.L.C.

Restated Option Agreement, dated February 9, 1998, by and between Getty Investments L.L.C.,                     5*
Getty Images, Inc. and Getty Communications plc

Pledge Agreement, dated June 28, 1996, by and between Jan D. Moehl and the Trustees of the                      6*
Cheyne Walk Trust

Indemnity Agreement, dated as of November 22, 1999, by and among Getty Images, Inc. and the                     7*
Investors named therein

Subscription Agreement, dated October 26, 1999, by and between Getty Investments L.L.C. and Getty                8
Images, Inc

First Amendment to Registration Rights Agreement, dated as of November 22, 1999, between Getty                   9
Images, Inc. and Getty Investments L.L.C.

Getty Investments Indemnity Agreement, made as of November 22, 1999, between Getty Images, Inc.                 10
and the Investors named therein


----------------------

* Previously filed as exhibit to Schedule 13D by Getty Investments on November 19, 1999.




                               Page 8 of 11 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


December 9, 1999                              GETTY INVESTMENTS L.L.C.

                                              By: /s/ Jan D. Moehl
                                                  ----------------------------
                                                  Name: Jan D. Moehl
                                                  Title: Officer











                               Page 9 of 11 Pages

                                   SCHEDULE I

           The name and present principal occupation of each of the executive officers and directors of Getty Investments L.L.C. are set forth below. Unless otherwise noted, each of these persons are United States citizens. Their respective business addresses are set forth below.

                                       POSITION WITH GETTY
           NAME                            INVESTMENTS                         PRINCIPAL OCCUPATION
           ----                            -----------                         --------------------
Mark H. Getty                          Chairman of the Board,         Executive Chairman of the Board of
(Irish citizenship)                    Director                       Getty Images, Inc.
                                                                      701 N. 34th Street, Suite 400
                                                                      Seattle, Washington 98103

Jonathan D. Klein                      Director                       Chief Executive Officer of Getty Images, Inc.
(United Kingdom citizenship)                                          701 N. 34th Street, Suite 400
                                                                      Seattle, Washington 98103

Andrew S. Garb                         Director                       Attorney
                                                                      Loeb & Loeb
                                                                      1000 Wilshire Boulevard, Suite 1800
                                                                      Los Angeles, CA  90017

William A. Newsom                      Director                       President
                                                                      Newsom Investments Ltd.
                                                                      3717 Buchanan Street, Second Floor
                                                                      San Francisco, CA  94123

Christopher R. Getty                   Director                       President
                                                                      Peak LLC
                                                                      126 East 56th Street, 24th Floor
                                                                      New York, NY  1022

Thomas E. Woodhouse                    Director                       Administrator
                                                                      Gordon P. Getty Family Trust
                                                                      Ronald Family Trust A
                                                                      1325 Airmotive Way, Suite 264
                                                                      Reno, NV  89502

Jan D. Moehl                           Officer                        Chief Operating Officer
                                                                      Cheyne Walk Trust
                                                                      1325 Airmotive Way, Suite 262
                                                                      Reno, NV  89502


                              Page 10 of 11 Pages

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION
-------           -----------

1* Subscription Agreement, dated February 9, 1998, by and between Getty Investments and Issuer

2* Stockholders' Agreement, dated as of February 9, 1998, by and among (i) Getty Images, Inc., (ii) Getty Investments L.L.C., Mark Getty, Jonathan Klein, Crediton Limited and the October 1993 Trust and (iii) PDI, L.L.C., Mark Torrance and Wade Torrance

3* The Restated Getty Parties' Shareholders Agreement, dated as of February 9, 1998, among Getty Investments L.L.C., Abacus (C.I.) Ltd. as the Trustee of the October 1993 Trust, Crediton Limited, Mark H. Getty and Jonathan D. Klein

4* Registration Rights Agreement, dated February 9, 1998, between Getty Images, Inc. and Getty Investments L.L.C.

5* Restated Option Agreement, dated February 9, 1998, by and between Getty Investments L.L.C., Getty Images, Inc. and Getty Communications plc

6*                Pledge Agreement, dated June 28, 1996, by and between Jan D.
                  Moehl and The Trustees of the Cheyne Walk Trust

7* Indemnity Agreement, dated as of November 22, 1999, by and among Getty Images, Inc. and the Investors named therein

8 Subscription Agreement, dated October 26, 1999, by and between Getty Investments and Issuer

9 First Amendment to Registration Rights Agreement, dated as of November 22, 1999, between Getty Images, Inc. and Getty Investments L.L.C.

10 Getty Investments Indemnity Agreement, made as of November 22, 1999, between Getty Images, Inc. and the Investors named therein


----------------------

* Previously filed as exhibit to Schedule 13D by Getty Investments on November 19, 1999.